Exhibit 99.4

1133 Melville St Suite #2600, Vancouver, BC V6E 4E5 skeenagoldsilver.com Notice of 2026 Annual Meeting of Common Shareholders (Annual Meeting) and Notice of Availability of Meeting Materials You are receiving this notice as a Shareholder of common shares of Skeena Resources Limited. BUSINESS OF THE ANNUAL MEETING At the Meeting, common shareholders of Skeena Resources Limited will: 1. Receive Financial Statements Page 4 of the circular 2. Set the Number of Directors Page 4 of the circular 3. Elect Directors Page 5 of the circular 4. Ratify the Appointment of Auditor Page 6 of the circular 5. Re-Approval of Rolling Omnibus Incentive Plan Page 6 of the circular MEETING DETAILS WHEN Monday, June 22, 2026, 10:00 a.m. (Pacific Time) WHERE In person at 2600 – 1133 Melville Street, Vancouver, BC, Canada Please visit our website at https://skeenagoldsilver.com/ in advance of the meeting for the most current information about attending the meeting. Shareholders are encouraged to review the circular prior to voting. Notice-and-Access You are receiving this notification because Skeena Resources Limited. (the “Company”) has decided to use the Notice and Access model for the delivery of meeting materials to its Shareholders of Common Shares (“Shareholders”) in respect of its Annual Meeting. Under Notice and Access provisions, instead of receiving paper copies of the Company’s Notice of Annual Meeting and Management Circular (together, the “Circular”) shareholders are receiving this Notice and Access Notification with information on how to access the Circular electronically. Digital copies of the Circular will be posted online, together with a copy of this notification. Shareholders are also receiving a paper copy of the Form of Proxy or Voting Instruction Form, as applicable, enabling them to vote by proxy in advance of the Annual Meeting. This method of delivery is an environmentally responsible, cost-eƯective way to deliver materials to the Company’s shareholders. ACCESS MEETING MATERIALS ONLINE Skeena Resources Website SEDAR+ EDGAR https://skeenagoldsilver.com/ www.sedarplus.ca www.sec.gov Skeena Gold + Silver TSX: SKE | NYSE: SKE 1

HOW DO I VOTE? There are several convenient ways to vote your shares: Please refer to the detailed instructions on the enclosed proxy or voting instruction form, or in the section of the Circular entitled “Information About Voting”, on how to vote using the methods above, including but not limited to how to attend and vote at the Annual Meeting. HOW TO REQUEST A PAPER COPY OF THE MEETING MATERIALS Upon request, we will provide a paper copy of the meeting materials, to any shareholder, free of charge, for a period of one year from the date the circular was filed on SEDAR+. Shareholders who wish to receive paper copies may request copies from Skeena Resources Limited at 604-684-8725. Collect calls will be accepted. The meeting materials will be sent to such Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. To ensure you receive paper copies in advance of the deadline to submit your vote, we estimate that your request must be received by 5:00 p.m. (Eastern Time) on June 11, 2026. If your request is made after the Meeting and within one year of the Circular being filed, the Corporation will mail the material to you within 10 calendar days of the request. Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares. QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITATION AGENT: North America Toll Free: 1-877-452-7184 Calls Outside North America: 416-304-0211 Email: assistance@laurelhill.com Shareholders are encouraged to vote well in advance of the proxy voting deadline at 10:00 a.m. (Pacific time) on June 18, 2026. REGISTERED SHAREHOLDERS Shares held in your own name, represented by a physical certificate or DRS. UNREGISTERED SHAREHOLDERS Shares held with a broker, bank, or other institution. www.investorvote.com www.proxyvote.com Fax to Computershare Investor Services at 1-416-263-9524 Fax to the number listed on your Voting Instruction Form. 1-866-732-8583 Call the number listed on your Voting Instruction Form Return the Form of Proxy in the postage-page envelope provided by mail. Return the Voting Instruction Form in the postage-paid envelope provided by mail. Skeena Gold + Silver TSX: SKE | NYSE: SKE 2